Exhibit 99.6

Hyatt Hotels Corporation
Schedule of Transactions in Common Stock

The following table sets forth sales of Class A Common Stock of Hyatt Hotels Corporation (the "Issuer") effected for the trusts identified below during the 60 days preceding the date of Amendment No. 6 to the Schedule 13D.

The October 29 sales were effected through J.P. Morgan Securities LLC, and the November sales were effected through Scotia Capital (USA) Inc., in open-market transactions:

Trust	Trade date	Shares sold	Weighted-average price per share
ACPS P.G. Trust	10/29/2026	28,995	$183.838
ACPS P.G. Trust	10/29/2026	1,005	$184.626
DJPS P.G. Trust	10/29/2026	28,994	$183.838
DJPS P.G. Trust	10/29/2026	1,006	$184.626
JSPV P.G. Trust	10/29/2026	33,827	$183.838
JSPV P.G. Trust	10/29/2026	1,173	$184.626
TSPV P.G. Trust	10/29/2026	33,827	$183.838
TSPV P.G. Trust	10/29/2026	1,173	$184.626
Settlement T-551-7	10/29/2026	87,694	$182.621
KLP 2006-N3 Family Trust	11/02/2026	61,002	$187.0479
KLP 2006-N3 Family Trust	11/03/2026	33,828	$186.5038
KLP 2006-N3 Family Trust	11/04/2026	50,000	$189.0389
KLP 2006-N3 Family Trust	11/04/2026	50,100	$190.1499
Total		**412,624**	

The prices shown are weighted-average prices for transactions executed at multiple prices. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, information regarding the number of shares sold at each separate price.